EXHIBIT 12
CROWN CASTLE INTERNATIONAL CORP.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN THOUSANDS)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Computation of earnings:
Income (loss) from continuing operations before income taxes	$473,829	$335,070	$251,001	$64,853	$151,196
Add:
Fixed charges (as computed below)	750,968	791,386	752,241	717,672	611,522
Subtract:
Interest capitalized	(4,805)	(2,985)	(1,832)	(2,335)	(265)
	$1,219,992	$1,123,471	$1,001,410	$780,190	$762,453
Computation of fixed charges and combined fixed charges and preferred stock dividends and losses on purchases of preferred stock:
Interest expense	$487,355	$491,581	$491,041	$491,184	$404,968
Amortized premiums, discounts and capitalized expenses related to indebtedness	39,773	81,710	98,589	109,860	102,883
Interest capitalized	4,805	2,985	1,832	2,335	265
Interest component of operating lease expense	219,035	215,110	160,779	114,293	103,406
Fixed charges	750,968	791,386	752,241	717,672	611,522
Dividends on preferred stock and losses on purchases of preferred stock	43,988	43,988	11,363	2,629	22,940
Combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$794,956	$835,374	$763,604	$720,301	$634,462
Ratio of earnings to fixed charges	1.6	1.4	1.3	1.1	1.2
(Deficiency) excess of earnings to cover fixed charges	$469,024	$332,085	$249,169	$62,518	$150,931
Ratio of earnings to combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	1.5	1.3	1.3	1.1	1.2
(Deficiency) excess of earnings to cover combined fixed charges and preferred stock dividends and losses on purchases of preferred stock	$425,036	$288,097	$237,806	$59,889	$127,991